Exhibit 12
KEMPER CORPORATION AND SUBSIDIARIES
COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Income (Loss) from Continuing Operations before Income Taxes and Equity in Net Income (Loss) of Investee	$122.4	$68.3	$226.3	$219.2	$(64.9)
Fixed Charges, Excluding Capitalized Interest	43.3	42.5	37.9	38.1	37.5
Earnings from Continuing Operations before Income Taxes and Equity in Net Income (Loss) of Investee and Fixed Charges	$165.7	$110.8	$264.2	$257.3	$(27.4)
Interest	$41.4	$40.6	$36.0	$36.1	$35.8
Rental Factor	1.9	1.9	1.9	2.0	1.7
Capitalized Interest	1.8	2.6	1.8	0.7	1.3
Total Fixed Charges	$45.1	$45.1	$39.7	$38.8	$38.8
Ratio of Earnings to Fixed Charges (a)	3.7 x	2.5 x	6.7 x	6.6 x	(b)

(a)
The ratios of earnings to fixed charges have been computed on a consolidated basis by dividing earnings from continuing operations before income taxes and Equity in Net Income (Loss) of Investee and fixed charges by fixed charges. Fixed charges consist of interest on debt and a factor for interest included in rent expense. Income (Loss) from Continuing Operations before Income Taxes and Equity in Net Income (Loss) of Investee has the meaning as set forth in the Consolidated Statements of Income included in this 2012 Annual Report on Form 10-K.

(b)	Fixed charges exceeded earnings from continuing operations before income taxes and Equity in Net Income (Loss) of Investee and fixed charges by $66.0 million for the year ended December 31, 2008.